Filed by Lawson Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lawson Holdings, Inc.

Commission File No.: 333-129862

The attached are (i) a transcript of a conference call held on April 10, 2006 and (ii) the powerpoint slides used during the conference call:

FINAL TRANSCRIPT

Apr. 10. 2006 / 11:30AM ET, LWSN - Lawson Product Direction & Roadmap

CORPORATE PARTICIPANTS

Kathy Nottingham

Lawson Software - Director, Industry Analyst Relations

Dean Hager

Lawson Software - EVP, Chief Product Officer

Richard Patton

Lawson Software - Chief Architect

Maher Hakim

Lawson Software - SVP, Product Management

PRESENTATION

Operator

 Hello. I’m Kathy Nottingham, and I would like to welcome you to the Lawson Products Vision and Roadmap presentation. This presentation is also being recorded, and will be available on the Lawson website in about one hour from now. The speakers today will be Dean Hager, our Chief Product Officer, and Richard Patton, our Chief Architect for the Landmark product and the whole solution overall. So I would like to introduce Dean, and we’ll have a Q&A session at the end of the presentation. So here you go, Dean.

Dean Hager - Lawson Software - EVP, Chief Product Officer

 Welcome, everybody. And let me first say that there are few operative words here that are throwing panic into any attorney that works with Lawson. One is product roadmap on this slide, two is my name under it and three is this session is being recorded. So therefore, it is necessary for me to show the slide that says none of this may be true. Okay? So all of this is directional. We reserve the right to change our mind any time we feel like it, moving forward. Got it? All right.

So let’s talk about Lawson’s vision and product roadmap. Now, I start with the markets that we serve, because that’s where we should always start. And I should also note that this presentation is not just going to be historical Lawson focused; it is going to be Lawson combined with Intentia focused. So, if it was historical Lawson focused, you would only see the markets on the right side of this screen. But given that it’s product vision and roadmap, and that we anticipate closing the Intentia acquisition within a few weeks here, we are going to go ahead and include all the markets that we’re focused on.

And the way that we look at markets is we break everything up into the big market domains. There are manufacturing markets, there are trade markets and there are service provider markets. The manufacturing markets, they are very, very product-centric. As you get over to the service providers, they are very, very labor-centric. And so you just kind of can go and see the gamut of product-centric over to service-centric. And Intentia really approaches this chart from the left side, and Lawson approaches the chart from the right side. And as you break up each of those domains, you’ll see the markets specifically that our new company will be focused on.

Now, we are taking a go-to-market approach, and I label the go-to-market approach as coverage with focus. So therefore, we will have a go-to-market channel that will cover the macro manufacturing space, but we will have expertise in investment specifically in food and beverage manufacturing and fashion manufacturing. In addition, from a trade perspective, obviously a lot of different types of companies can fit in there. Intentia has historically served wholesale distribution extremely well, and Lawson has historically served retail extremely well, especially in grocery, food service and specialty retail. It’s worth noting that in retail, Lawson has 7 of the top 25 global retailers.

What I think is more impressive, given that we’ve traditionally focused more in on the US, as you well know, 7 of the top 10 US retailers are all Lawson clients. So it is something that we have always talked about our presence within health-care. That presence within retail has really been growing in recent years, especially with some recent wins in that area.

As you get into the service provider space, you know full well our position in health-care. We are absolutely the market leader there. Some of you, especially the ones that were here during the last session or even this morning, as you heard about the Strategic Sourcing application, you know that Strategic Sourcing is something that can be used across multiple markets, but it’s a killer app in government. And we believe that the delivery of Strategic Sourcing will be our entree into local and regional government.

And then, in addition, in the service provider space, with Intentia, we are also acquiring an enterprise asset maintenance solution, enterprise asset management. Harry actually talked about it this morning. And we believe that that best-of-breed solution, combined with the rest of the Lawson solution that targets the service side of the economy, will serve asset-intensive businesses very well. So this is where you’re going to see our marketplace focus as we go forward. And everything will be done under the umbrella of those markets.

Now, what is our product vision? This one slide captures what we are attempting to do, and what all of our investment goes in from a product perspective. The line, simplicity by design, is kind of the line that inspires us. It’s how we want to be different than everybody else. What do we mean by simplicity by design? Well, the five key principles that we will develop product to.

First, we will package products together targeted for specific industries. In other words, we’re not going to provide piece parts and let our customers put those together; we are going to package products for specific industries.

Number two, we are going to provide integrated, relevant business intelligence. So by that, I mean not a set of business intelligence tools that are going to be stand-alone, away from the product, but actually integrated into the solutions that we provide, so that the business intelligence that is provided is relevant and in context and allows you to do something, as opposed to being kind of a whole separate world you go work in.

Number three, the adaptability that we will create within our system will be delivered via a services-oriented architecture ecosystem. I’m going to explain that in a little bit, probably more than you would like.

Number four is we want to create solutions that actually enable business experts to innovate. Richard Lawson, by the way, just came in and is sitting in the back of the room. You heard him talk a little bit about this this morning and last year, when he talked about Landmark. That is absolutely a rocking statement, because you typically don’t expect that the business experts would be the innovators; you expect the programmers to be the innovators. We’re actually raising that up a level at Lawson.

And number five, we will provide a scalable industry standard technology stack with our solution.

So get the mental picture of Lawson distributing the technology set — that’s our partnership with IBM — the industry-specific package solutions targeted for a specific side of the market — that’s the applications — with relevant business intelligence. That whole thing becomes the solution, and then that is what you can adapt via SOA standards, and that is where business experts can innovate off of.

So what I want to do is I want to expand real quick off of the packaged industry solutions, because that is really where our merger with Intentia comes in. You saw this slide this morning when Harry was presenting. Basically, what shows is the Intentia application set is on the left, the Lawson applications set is on the right. And you notice the markets across the top — that’s just what I showed you earlier — manufacturing, trade and service providers. What Intentia does very well is providing manufacturing applications, supply chain distribution applications and also enterprise management asset applications. What Lawson does extremely well is provide procurement applications targeted towards service providers, HR applications and financial applications that are geared more towards services businesses.

So the way that we dub that is we say, let’s say Intentia solutions are targeted towards the marketplace that makes, moves and maintains goods. And the Lawson set is targeted towards the marketplace that sorts goods, staffs people and serves their clients. So the S3 targets the service side of the economy; the M3, the manufacturing and distribution side of the economy.

And we got some great advice from an analyst — I won’t say what specific analyst it was. We were reviewing this strategy with this person. This was about eight, nine months ago. And we were asking his advice, and we said, well, we are buying this big company, Intentia; we’re bringing together this big merger. Should we try and make it look to the marketplace like we have just one great big solution, and sort of hide the fact that we are two different companies or have two different product lines? Because that’s sort of what some of our competitors are doing.

And he said no, exactly the opposite. And we bought into it, by the way. He said not only expose to the marketplace that you have two different product lines. Exploit that you have two different product lines, because integration is everything. And what Lawson has always done is we’ve gone out to the service providers and we’ve said our system is geared towards your type of business. You get your functionality that you need without the burden, without the complexity of functionality that only manufactures need. Meanwhile, Intentia goes out and sells to manufacturers and says, you get the functionality you need without the burden of what maybe only a financial services or a professional services client needs, as opposed to SAP and Oracle, that try and build this giant solution.

So we are going to exploit the fact that we have two different product lines, M3 and S3, and they are going to be packaged and they are going to target specific industries. But where we will come together will be at the infrastructure layer. So, for instance, the system foundation is where we will both rally around IBM’s WebSphere. The business process management layer, where you develop applications and where you create interoperability — we will interoperate via WSDL standards, but we will construct applications, new extension applications, via Landmark. And that is what you’re going to hear about in just a little bit.

Because Landmark generates code, we can design and generate for the S3 line or the M3 line. The difficulty here with having two different product lines is how can you scale, how can you develop significantly for both of them? Well, the answer to that question is Landmark. When you hear Richard talk in just a little bit, how exactly the experience works of developing these applications, I think you will see that we can develop extension applications to both of those suites.

And then, over the top, we will have one Enterprise Performance Management engine as well. Specifically, it will be the one that Lawson has, our Lawson business intelligence application, which already works with the M3 product line. And we are actually working with clients on that already. So this, then, becomes the future Lawson solution.

And by the way, as we move forward, of course, the question becomes, well, if everything gets built in Landmark, does it really all become one globe at some point in time? Well, that’s what we have been referring to as our build once, package twice strategy. We’re always going to want to package a tight, integrated solution targeted at a specific market. So even if we build functionality that would work in both product lines, we want to generate that functionality to actually exist and be packaged with a specific product line. And we don’t want to put a whole bunch of things in that product line that are not needed for that marketplace, so we will build once, package twice. Maybe as we move forward we will build once, package five times, because we will have even more granular industry-specific solutions as we move forward but leveraging the same infrastructure, the same end point along the way.

So that’s what I meant by point number one, of packaging industry solutions to target the marketplace. I want to get onto what was point number three, and that is to create adaptability via SOA ecosystem. SOA is kind of a — obviously, it’s a big hot button in the marketplace right now. Lawson is very excited about the notion of a services-oriented architecture. However, there are some dangers there. Years ago, everybody was excited about a client/server architecture, and everybody went out and implemented or rearchitected their applications to client/server. And almost all the software companies regretted it, because they had the kind of reverse things and get everything back on the server, once we went to Web-centric. There were advantages to the notion of client/server, and there were disadvantages to it. I think everybody wishes they would have rearchitected to take advantage of the good things and not the bad things.

SOA is the same way, in that there are great things about it — discrete, independent objects; interoperability via standards; composite applications — all good. Here’s the bad. SOA, just like client/server, can create greater complexity if you are not wise about it, specifically in three areas.

One, as you break up your solution into discrete, independent, replaceable objects, all of a sudden you have got thousands of objects to manage — great complexity in that alone.

Number two, the tools that are used in the process — you have got the tools of designing out a solution; you have got the tools of developing the solution; you have got the tools of publishing the Web services; you have got the tools of building the UI. That’s what this chart demonstrates. The tools alone create great complexity.

Number three, the vision of SOA, the idea is that you will be able to create these discrete objects, and then you can piece a solution together by saying, I think I will use this object out of this solution and this object out of this solution. Then I will write this object, and then I will string them together into an overall solution. The problem is, if a specific discrete object was written originally to exist in another solution, just by pulling that out, just because technically you can pull it out and put it into another solution, you lose context. It wasn’t originally designed for that. And so, when you put together the whole solution, is it going to behave in the way that you really kind of dreamed it would behave? And that can create complexity as well.

So the number of objects, the number of tools, the lacking potential context — those three things can create complexity in an SOA environment. And several analysts that we’ve worked with have identified that’s the danger as we move forward. So that’s what this point essentially illustrates, is the complexity.

Now, Lawson places a higher premium on simplicity than anything else, because the mass mid markets — remember, simplicity by design. That’s what we’re after. So from an SOA perspective, our approach, first of all, is not many tools; one tool. Yes, many discrete objects, but allow that one tool to manage them for you. M3 is, how do you keep the context?

So during the design of an application, we have all these discrete objects. And let me give you an example of one. We’re creating two applications internally, recruiting and Strategic Sourcing. Strategic Sourcing allows people to work with their suppliers. Recruiting allows you to recruit candidates. Well, in the recruiting application, one of the pieces of functionality that they wanted is the ability to survey their candidates. Well, when we were building the sourcing application, guess what they wanted? They wanted to be able to survey their vendors. So what we were able to do? Oh, grab that survey service, drag it down over here into the sourcing application. But it was originally designed for the recruiting application. So how do you keep the context when you pull that together? Well, the beauty of Landmark is you take all of those objects, bring them together and then you generate all the code. You generate the system so that the context, the common behaviors is all together in a nice, tight, packaged application that we can deliver to our clients. And that’s how we are different, because we put a higher premium on simplicity to solve those three points of complexity that I talked about. I just went backwards again. Said greater simplicity — that’s the Lawson key.

So what is our Landmark application going to be? What is it actually today? First of all, it’s easier to use, easier to deploy, easier to own, easier to extend, because when it does get created, you can publish to WSDL standards and interoperate that way. Greater functionality — you saw in Richard’s chart this morning the pervasive features in every Landmark application. They all get Drill Around. They all get something called Update Anywhere, which means if you can find the data, you can click and you can go through a secure transaction to update that data. They all have pervasive effective dating. In other words, when you’re using a Landmark application, you can go, I want to change the date. Boom, change the date. Every transaction that I do from hence forward is going to be effective-dated, that date throughout the entire system, then I can change the date back to today. It’s pervasive throughout Landmark applications.

Number four is pervasive auditing, which means no matter what application you’re own, if it was built in Landmark, you will be able to say, show me the audit trail of this particular application, and it will lay out every transaction that has been done, when it was made, who made it and what specifically changed. So you have the auditing.

So you have greater functionality in the Landmark application, and you have the ability to be adaptable through business expert innovation. And I was asked the question a little earlier, what does it mean to have a business analysts actually be able to create the application? Well, a business analyst is simply an expert in their field. For Lawson, a business analyst of our financial application is somebody who used to be an accountant, not somebody to use to be a programmer. So that accountant can now become a business analyst. They can design with the Landmark environment and actually produce the application, and that’s what Richard is going to talk about in just a bit.

Now, the roadmap. Okay, so I just got a real quick build of three years as you look at the roadmap, and that is going to be not first and foremost this year. What are we delivering? It’s about Lawson 9. Lawson 9 is the bridge from our past into our future. It is the base by which all of our historical applications and all our future written Landmark applications can coexist. We are delivering today our first Landmark application, Strategic Sourcing — by the way, absolute killer application for government, and I can expand on that later, if you like. Later this year, we will deliver Web services deployment of all of our core historical applications on the Lawson 9 base. We will also go further in our industry delivery with our M3 and S3 products, and actually trading preconfigured packs targeting specific industries. We will create a preconfigured pack specifically targeting the manufacturing industry, the food and beverage industry. And we will deliver business intelligence — in fact, we already have — that will go be used as the business intelligence engine for both the S3 product line and the M3 product line. All of those things are 2006 items.

Where are we investing in 2007? Human Capital Management. I’m just going to kind of hold on that for a moment, because I’ve got another slide to expand on it, but we are going to build out significant talent management and workforce management functionality. And then we will also converge both S3 and M3 product lines around the WebSphere portal, because once we have WSDL standards from interoperability and the WebSphere portal, we can now create composite applications for our clients. And that is exactly what we will do; we will launch some new composite applications next year as well. And then as you move out, if the thing will click — our software runs better than this PowerPoint.

Let’s go out into 2008. As we get on into 2008, we will launch the next generation of M3 product line. We will continue to expand off of our — we will continue launching Landmark-based applications. This is going to be a never-ending process. I’m asked often, well, what are they going to be? We are not going to list out every application that we’re going to launch, but it’s going to leverage our core, both horizontally and vertically. What do I mean by that? Horizontally, we’re going to expand off enterprise financial management, human capital management and supply chain management; that’s where we are strong. Vertically, it’s going to go deeper into those specific verticals that I described earlier.

So from a roadmap perspective, people want to say, well, when are you going to be done? When is everything going to be Landmark? We are never going to be done. We are going to be in the constant production of new code, based on the Landmark engine. And by the way, once we finish everything we own today, we will have bought probably a couple more companies, and we will be doing that work. So it’s just something that — the truth of the matter is it’s something that’s going to go ongoing. It is a highly productive environment that we will bring forward.

I want to expand — and this is my last chart before I hand it off to Richard — on the human capital management story. In addition to focusing on the verticals that we’re focusing on, we believe that Lawson has a substantial opportunity in front of us, and that’s in the area of human capital management.

Why? One is it’s a very rapidly-growing space; it’s the fastest-growing within ERP. Two is Lawson has got our strongest position in human capital management versus any of the other applications that we provide. Three, there is a great movement in human capital management from being what is administrative HR to strategic human capital management. What’s the difference? Administrative HR is personnel administration and payroll. Strategic human capital management is talent management. It’s compensation management, performance management, getting the most out of your people. It’s workforce management. It’s all of the elements that really bring HR out to the line managers and make it a strategic application within your business. And four, there is chaos in the marketplace right now. The number one, as you well know, HR vendor just got taken out. And those clients are looking to Lawson right now.

And when people are considering — when they used to maybe consider PeopleSoft, they are not considering PeopleSoft anymore. We have already had several PeopleSoft slots. By the way, since the Oracle acquisition of PeopleSoft, for the first time in 30-plus years, human capital management has actually become our number-one selling application. It used to be financial. So there’s a huge opportunity here, and it is our most rapid-growing space. So you’re going to see a lot of new Landmark-based applications coming out in this space.

Tomorrow morning in the general session, if you’re going to be here, you’re going to see a live demo of Strategic Sourcing. And you are also going to see a live demo of an application, in terms of how it exists today for our clients versus what it would look like if it were rebuilt in the Landmark environment.

And with that, we wanted to give you a little idea of what was the experience of building Strategic Sourcing like? How is it different than what the world is doing, and how is it better? And for that, I was going to introduce him as the father of Landmark, but the problem is that Richard Lawson is now in the room. So I’m going to say that maybe you’re the uncle of Landmark. But these two guys right here, Richard and Richard — we call them R.L. and R.P. — are really the co-fathers, if you will. I don’t know how that sounds, but we are not going to call them the grandfather. Anyway, please, Richard Patton.

 Richard Patton - Lawson Software - Chief Architect

 Thanks, Dean. So last year, I went into a bit of depth about Landmark itself, what it was — it’s a domain-specific language, and a lot of that. This year, I just really want to do a quick update on what are the results of that? What have we learned about it? What is our experience with the first application we built on Landmark. Did it meet or exceed our expectations?

So, first of all, again, lots of pattern language — innovation in construction, architecture, it’s all about simplicity, adaptability, quality by focusing on lines of code, reducing the fundamental complexity — and not just a little, order of magnitude reduction in that complexity, which allows for a totally different phenomenon to take place. Rather than programmers having to build systems, it now can be people knowledgeable about the domain. And once the people knowledgeable about the domain can build the program, it’s a radical change in what happens. And we believe it’s an innovation in quality, and a lot of things.

Before we go (technical difficulty) give you a lot of data about Strategic Sourcing and what the results were — some of you have already seen, in Richard’s presentation. But before we talk about that, first of all, the application itself, Strategic Sourcing, is not some small little app we did over in the corner. [Any of you can get] any tool, Visual Basic, to build some small app. The problem happens when you need a large, complex app — suddenly, a Visual Basic or these kinds of tools will fail completely, and you need robust enterprise-wide tools.

Strategic Sourcing is a modern, robust application. One aspect of it is an Internet-facing supplier portal. And that Internet portal is not a simple portal, either. It needs to take into account supplier self-registration, self-provisioning, step-up authentication, things like that, as well as the ability to respond to a bid in a very simple way. And so we need to meet standards of like Amazon and eBay, in terms of our user interface, for suppliers to be able to use it effectively. And we have done that, testing. Our (indiscernible) Greensboro brought in suppliers, and we got to watch than trying to use it. Even people who had never used Amazon.com — they expected they should be able to use this application. And that’s our goal.

Another aspect of it is a very sophisticated lifecycle with approvals, notifications and so on. It’s similar to a [topic line] purchase order system, so it needed [to do] very complex business rules and state transitions and so on, being able to do amendments and get approvals on amendments. Also, it has built-in e-mail capabilities, because they need to be able to send e-mails to suppliers whenever a bid comes out that may affect them. So it’s very e-mail-based. And things like encryption of sealed bids that actually encrypt the data on disk, so that the people have confidence that they have put in a sealed bid — you know, some database guy isn’t coming in and poking around and being able to see the data; it’s encrypted. It’s also fully integrated with our Lawson purchase order system, and that means requisitions from the PO system — it takes those in, makes RFPs out of them, and then ultimately puts purchase orders and vendors back into (indiscernible), so fully integrated with our current stuff.

And another aspect of it, one thing we thought was really slick, is — and this is what the users wanted, when we talked to them, is they wanted the ability to do side-by-side bid analysis, like you would see in some auto shopper on the Web where you compare card deals vehicles, right? I went to see a comparison on all the specs, the prices, the data, and then I want to be able to award there. I want to be able to click and say, well this line, award that, and click this line, award that. So very sophisticated user interface metaphors, also.

So what’s the data? We talked about it’s all about reducing lines of code. And last year, I talked about in some of the work we had done, with things like to our vendor maintenance, cash requirements, we have seen these kinds of numbers and refactoring piece parts of our application. So we are very excited about the possibilities with the reduction in lines of code. And as you know, with Strategic Sourcing, with a full system, with all that functionality, we ended up hitting a 15X reduction in lines of code. The real story there, of course, is this entire application that does all this feature functionality was written in 13,101 lines of design code, pattern language code, by two business analysts. That’s like a book. One book, we were able to define a complete system, whereas if you look at like our accounts payable system, which is a fairly robust application as well, it’s 340,000 lines. That’s like whole volumes of books to define that one application.

Specifically, something like vendor maintenance — vendor maintenance is just the ability to maintain a vendor, the balances and different aspects of a vendor. That one program in our current system is 13,262 lines of code. So it’s just a radical shift in the complexity of the systems. And again, that results in two business analysts being able to build it completely.

Another result, and a key question from last time — someone asked, well, hey, isn’t this — this is similar, sounds similar to CASE tools. And there is some similarity in that you define specifications and you generate. And one of the key problems, the Achilles heel of CASE tools in the past was this issue of they had to do manual code to do complex things. And then, the manual code couldn’t be brought back in, and it just killed CASE tools.

Well, the result we had here was zero manual code. There was no manual code. We were able to completely specify the system from top to bottom in these simple design instructions. Why? What’s the key difference? The key difference was, CASE was computer-aided software engineering, and engineering language in tools. This is really computer-aided design. This is a complete design tool meant for the designer, our two business analysts.

So what that allowed was we were able to fully implement this picture we talked about last year, where the traditional way of building systems is you have a business user who communicates with a designer or business analyst who does maybe, say, 1,000 lines of design, who then passes that off to a set of programmers who write 10,000 lines. And then you end up with machine code, 100,000 lines. And the problem with that was it’s the whisper then, it’s the telephone game, where one person tells somebody else something, and what comes out is nothing like what we originally expected, whereas the new way is we have this design, this blueprint. And it’s operating like you would operate with an architect. You sit down, you changes, you adjust it. It’s an iterative process.

And that’s the nature of design; design is fundamentally an iterative process. To get it right, you have to iterate and try it again and again. And we were able to implement this picture with our two business analysts and our lead adopters. And what did that lead to? It led to the ability to deliver on this adaptability.

And again, you already saw this slide, but the lead adopters came in, 43 enhancements. And these were not small enhancements. These are shifts in things they wanted after they had seen their first — the application was first up and live. Then they could say, oh, no, we want this, this, this, this. And we got them all done. In the past, we’d have been negotiating with them on the half of the things they wanted.

This time, we just did it all and then delivered it. And guess what, you know? They wanted more. And it’s so funny to talk to our designers, who are like, well, why didn’t they tell us that to begin with? It’s just like the programmers complaining about the designers — you know, why didn’t they tell us? And the answer is, because our brains work this way. We’ve heard about “blink.” Our brains don’t work mechanically, where I can just lay out everything there; they work associatively. And that’s the nature of design, is I can’t tell I want this until I see that.

And then, we went into a process of beta one — what are your top number of features? And we just did them all. Get the beta two out. They tried that, and guess what? They got to the next level of stuff they wanted. And we did that. Until now, they are like, okay, it’s going to work for us. That’s what we want. And we don’t expect that to stop, and we keep going to other customers in other industries, and we will continue to adapt the system.

How does that relate to quality? Clearly, bugs are proportional to lines of code. They are probably asymptotically proportional to lines of code. If you get enough lines of code, there’s so much complexity and bugs you can’t do anything. Unfortunately, we don’t have a lot of solid data statistics on this, because it’s very complex relationships. What we do know is that typically, during this process of working with the customers and adapting it to their needs, the application issues list is in the 100’s, between 100 and 200. And you’ve got a set of folks working those issues. This time around, the applications issues list was in the low 10’s. And they were completely managed by these two business analysts who were able to knock those out.

Now, how many of those were bugs, how many were design issues — doesn’t matter. What matters as we were able to meet the needs of the customers. What matters is that during these betas, we weren’t dominated by bugs and problems. There was a few of those. We were dominated by what features they needed. And so, to us, we go, okay, now that’s a radical shift in the quality — so it’s an indicator that there’s a shift in our quality here that allows that kind of dynamic to take place.

We talked about compiler-like quality, ultimately getting to where we are just not experiencing bugs, we are only experiencing design issues. And right now, we’re not quite there yet, but we certainly see us going down that path and getting there.

So that’s the data on our experience. And bottom line, delivering on the simplicity, again, it’s this line of code — lines of code is this issue, and 15X is an astonishing result. Where do we expect that to go? We expect to be able to improve on that. This is the first time we used this language to build a system, and there are a set of places where we can look at to make that even better, make the language even more expressive to the designer. And so there’s a lot of opportunity for growth there. The adaptability, quality — lot of opportunity for improvement.

And so, right now, we are looking at this, kind of astonished by this result. We feel like we’ve discovered this thing, if you will, and we are just seeing what it can do, what more it can do. And every time we try it, it exceeds our expectations. And we are like, wow, we can do that with it, and now we can do this with this. And so we are very hopeful about what the next set of applications we build, and as we build our first whole suite, what we can expect there. So we are, of course, in the middle of that, and the results are very promising, and hopefully I’ll get to compare those results with you next year.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 That’s a great slide to come up on. A couple of comments (technical difficulty). First of all, when we started the Strategic Sourcing project — and Richard is right. This is no simplistic solution from a problem that you need to solve. It is a very robust solution, and again, you can talk to our clients about it. They believe it’s a killer app in government; it’s something that government definitely needs.

So therefore, when we went into the building of it, Richard, do you remember what we considered to be success? If we were able to generate a certain percentage of the code, we were going to be happy with that. We thought, if we could get to 80%, and then 20% would be hand-coded, we thought that that would be really proving out Landmark. And the fact that we finished it, and it’s 100% designed, it’s all generated — when I found that out, it just knocked me back, because we really needed to do 100% generated in order to drive the simplicity.

I’ve got two beliefs for you that are absolutely fundamental truths, and that kind of drive what we are doing. Number one belief is that — well, let me give you a backdrop for it. I’ve been trying to avoid talking about Oracle, but I’m going to go ahead and talk about them here for a moment. Their solution to the mess that they have got internally by buying all of these companies is by creating all of these interoperable, discrete objects, they are going to be able to piece together or fuse together all of these wonderful solutions for you. Because it’s really — adaptability comes from interoperability? No. Okay? You will not adapt, in other words, you will not change would you don’t understand. If you don’t first attack simplicity, you won’t dare to attempt to adapt it.

Let me give you a for instance. For those of you who don’t know your way under the hood of a PC — or pick anything that you don’t know your way under, a car, a PC, pull the box off the PC. Everything that we see in there is an interchangeable part. You can plop out something, you can plug in another part — total interoperability, right? But if you are not familiar with PCs and you look at this thing, are you going to have the guts to change one thing? Absolutely not. If you don’t understand it, you will never dream of adapting it. So we attacked the simplicity problem first.

Two is you heard from Richard about the adaptability, once we have delivered to our beta sites, needing to deliver more. Let me give you a practical example of how extremely valuable this thing is. A couple years ago, we developed a piece of functionality — I’m not going to tell you what it is, because you will write it down — for the retail marketplace. We had lead adopters in on it. We were developing this thing for over two years. We had some of our largest retailers help us exactly with the requirements and then sign up as a beta. And then we delivered the beta to them, and they looked at it and used that, and they said it doesn’t meet — we can’t go live on that. We said, we wrote it to your requirements. Yes, but until we used it, you really can’t tell everything that you need.

And I’m going through a housebuilding process right now, and I can appreciate exactly what they are saying. Because our architect sits and writes out these blueprints for us and says, what do you think? I’m like, you’ve got to draw me a picture that I can see, that I can feel like I experience, because I’m not going to know if I like it until I can do that.

Well, what happened with our beta sites, we wrote it exactly to their specs. By the way, the thing that we built a couple years ago — we are still not selling it, because it didn’t hit the requirements of the market, because we weren’t able to adapt fast enough. We couldn’t adapt during the beta process. We had to wait for the whole next release, whereas with Strategic Sourcing, we delivered something according to their specs. And they said, oh, we can’t go live on this; I need more. And we were able to continue to adapt throughout the beta process, to where they are now going to go live on it.

So, with that said, I’ll wrap up with this one last slide, which is simply a summary of what I described earlier. Simplicity by design is our internal mantra for how we are going to build solutions, how we’re going to differentiate. Packaged industry solutions — you saw what we are doing with M3 and S3, and also building preconfigured solutions. Relevant business intelligence — I told you the Lawson business intelligence engine is going to be the business intelligence engine for all of our products, and we’re also going to focus on rounding out of business performance warehouse. Adaptability by SOA in an SOA ecosystem, really doing two things there. One is building brand new applications in the Landmark environment, but yet exposing all of our current applications as Web services, and so therefore, on a Lawson 9 platform, be able to coexist and also interoperate with other systems. Innovation via business experts, two business analysts creating Landmark and able to innovate around it. And finally, scalable industry standard technology stacks. You have heard about our partnership with IBM. We distribute WebSphere, we support it. So therefore, our clients have one place to call to get a nice, integrated package. That’s our strategy.

So with that, I thank you, and can probably take a couple questions. Anybody have any questions? And [Angela] back there is going to be running around trying to stick a mic in your face. In the last one that we did, the question always came out just before she got there with the mic. So go ahead, and she will do her best. Anyway, you’ve got to have a question. Some of you were here last time, and you asked your questions.

Unidentified Company Representative

 (Inaudible) repeat it.

Dean Hager - Lawson Software - EVP, Chief Product Officer

No, give it a whirl. I can repeat. You’ve got to be fast.

 QUESTION AND ANSWER

Unidentified Audience Member

 For the two business analysts that worked on the Strategic Sourcing application, what were the backgrounds and skillsets that they had? Did they have a technical and a business background? As [we] think about who might be doing some of this adaptability and changing —

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 We know that. You know them personally; why don’t you chat about it?

 Richard Patton - Lawson Software - Chief Architect

 That’s a good question. One of the guys was no technical background — basically, a Price Waterhouse consultant and came to Lawson because he didn’t like traveling, so he (technical difficulty) would work here. And one of the key things I always thought, and Richard Lawson — I disagreed with him on this for years, but he was right, is that he thought domain expert business folks could build it themselves. I thought you would always need a programmer or have some technical background. And what I learned through that is humans are good at modeling solutions to their problems. And so it’s a question of what pieces they are using to model something. And once we gave — and that’s what he does; he’s a Price Waterhouse consultant. He goes and models (indiscernible) business models and other kinds of models to solve problems. Once we gave him a modeling language that fit with his terms, he modeled this thing beautifully.

The other person had, I think, like a couple years of vo-tech programmer training but didn’t like it, wasn’t her thing. She came from a — she was an accountant, and did lots of accounting.

 Dean Hager – Lawson Software - EVP, Chief Product Officer

 So we run the risk of saying that they were unskilled people because they came from Price Waterhouse.

 Richard Patton - Lawson Software - Chief Architect

 Oops.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 (Multiple speakers) no technical — or not a technical background.

Unidentified Audience Member

 It seems that you have made a lot of progress in [doing] Landmark applications and how you are really accelerating the development effort. My question has more to do with the aftermath, especially on when it comes to the release of these service packs and what not. I mean, in the past, there was some problems with some of these service packs that you were able to deliver, in terms of whether you’re talking about testing tools or documentations and whatnot. So I am a little bit curious about how you’re going to manage that process afterwards.

 Richard Patton - Lawson Software - Chief Architect

 One thing I can say about Landmark is it’s not just a new insight in how to build design language. We’re looking for a new insight in all of those areas, because that fundamental radical change at the core should lead to new insights in how we package, how we deliver, how we update.

And so there are several aspects there. One is we are delivering — Landmark applications deliver with an open source, source code control tool built in. So we ship our source, our systems, in a source code-controlled management system, and therefore we have all this power of maintaining this over at the client site, one.

So now the client gets what they want, which is they want perfect traceability about any change that was made to the systems, so they know what they have to test and what they don’t have to test. So we give them a tool where they can look at the tool itself, and it will tell them exactly what changed, so they get more comfort there.

Secondarily, now there’s a question of testing, right? Part of a new insight is we have a whole new test framework that came about from the insights of Ward Cunningham, who did the Wikipedia and those kinds of things, and extreme programming through the concept of acceptance testing, and we built a framework.

And now we deliver — for instance, the analysts themselves — another insight here is it should be the business analysts who build the test cases, because where do the test cases come from? The should have come from the interviews they did with the customers who have these scenarios. And so what we’re doing is allowing the business analysts to capture those scenarios in a formal way that can be rerun as automated test. And the business — the model, the design should have come from those scenarios. So now, if the design meets the scenarios it came from, then it all works.

And then, of course, we deliver those scenarios to the customer. And so then, they know exactly what changed in the tool, and they have the exact scenario that this thing was designed from that they can run themselves. And they can add their own scenarios to it is well. So those are a couple of aspects of how we’re dealing with the management problem afterward.

So the biggest issue, though, is if the customer wants to change things — and of course, they will — it’s very easy to adapt things with this language. Now, how do you manage — then we change something. How do you manage that issue? And there, the insight is, well, that’s almost an impossible problem when you have thousands upon thousands of lines of code. But it’s not just the lines of code; it’s the nature of those lines of code. In a design language, the very definition of the design language versus a programming or implementation language, the design language is everything is defined relative to everything else.

So any one concept or thing is defined in one place. And so you don’t have this problem of I’ve defined something and it’s in 50 places; I changed it in half of them. So there are several aspects to that. But we have radically solved and simplified that problem as well.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 A year ago, we focused — when we described Landmark 2, we focused in that it was a design environment. And of course, in actually building the first solution, what it has become over the past year is it is the tool for full lifecycle management of the solutions that are built in that environment, starting with design approach — that’s the very first thing that you do in the world of lifecycle management — but through ownership as well, in that the client is actually using the same ownership tool as we are using to design the system in the first place. And when you have that connection, a lot of opportunities become available.

Unidentified Company Representative

 Eclipse is a very important part of this, also.

 Richard Patton - Lawson Software - Chief Architect

 Well, the tool we use — we are using the open source Eclipse tool, which is a fabulous tool out there for these kinds of things. And so it has a lot of these framework pieces in it, and we have added our own plug-ins for our own language. Very easy to do — I tell you, this open source thing is astonishing. We can suddenly embed our own source code control, embed it and deeply integrate with it our own development tools. Before open source, we couldn’t have afforded to do this sort of a thing. With open source, we can.

Unidentified Audience Member

 You mentioned open source.

 Richard Patton - Lawson Software - Chief Architect

 We are just using it in our products, and we are not making any of our products open source.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 Right. We actually like to get money for our products.

Unidentified Audience Member

 (Inaudible question - microphone inaccessible).

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 Some licenses are like that. And unfortunately, we used one of those products early on and then realized — because as soon as you embed it, it implicitly means your entire product becomes [VPL]. And so we don’t use any of those kinds; our lawyers are really good at helping us find those, too.

Unidentified Audience Member

 Since you’re using cogeneration technology, did you do any benchmarking of the Strategic Sourcing application, in terms of high-volume processing, large numbers of users? Can you discuss some of that?

 Richard Patton - Lawson Software - Chief Architect

 We certainly started that process. We’ve done a set of benchmarking, and we are just constantly cranking the parameters up. So we are in the 100-user area right now. So we are good at 100, and then we just keep cranking that up. The system right now, the 1,000, runs into memory issues and so on. And we’re trying to track all those down. It’s very early in that cycle. Our typical process is get it right, get it out there, make it perform for the first needs, and then continue to improve the performance.

We have confidence there, however, in our performance because we are using — we are generating the standard J2EE, WebSphere, all those sorts of things. And it’s easy to adjust the generated code.

Unidentified Audience Member

 I am trying how to formulate this question without offending anyone. But is there any downside to using this LPL language, or in other words, is there any — it sounds — it’s almost too good to be true, and all these ideas about generating code and preserving the context and making sure that interdependencies are there. Then, if it’s that good, is there any reason why SAP, Oracle, SSA Global Inc. or whoever else haven’t been using that? It’s not that their programmers are completely clueless, or they haven’t heard about these concepts? Just your take about that.

 Richard Patton - Lawson Software - Chief Architect

 Right. So the question is, well, we know there’s no free lunch, so how in the world —?

So, the key constraint that allows us to do this is it’s a design language. So we had to make that shift. It’s not general-purpose. This language cannot build a spreadsheet application. It can’t do molecular modeling. We had to limit the range of what it can do in the business applications, one.

Two is you can’t generate this unless you have a specifically designed program model. And so last year, I used the analogy of a BMW, right? They build tools that build BMWs. Well, Volkswagens don’t come off that line. About. So you can — it’s their way of building it. So this language and the generation — it all has to be fixed to Lawson’s way of building the application. You know, we have been in business for 30 years and think that’s the best way.

So could SAP take this tool and use it to build their applications? Well, no; they have a different program model. They would have to make adjustments and so on. Could they use the concept? Yes. So then there becomes a question, well, why haven’t they? And how long is it going to be before they start?

And last year — what we see there is two things. The first question usually comes about, well, why hasn’t Microsoft or IBM done this? The answer there is, because it’s a domain-specific language. They sell to the general world, so it doesn’t make sense for them. They would have to do one for each niche, and where is the money there? And by the way, they don’t have the expertise to do a domain-specific language in some narrow domains, or they are not experts there. So it takes an expert.

Okay, so then why not SAP or Oracle? My answer to that is, well, they won. They are the winners, right? So with that technology. So their game is — the standard game as the market matures is lower costs by offshore outsourcing and by getting larger economies of scale. And so they are in that game. My view is, I would put money — there are engineers right now at SAP banging on someone’s door and going, look at this great thing. But no one wants to listen right now. For Lawson, we have no choice. We have to find a different and more radical innovative solution to overcome that kind of market momentum.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 I would sum that up by saying [it was] Lawson, for three reasons. One is value, in that what we have always been about is being the total cost-of-ownership leader over them, and so we are constantly looking for ways of more simply providing the solution. So we just value that more than SAP and Oracle does. Two is the focus versus the IBM and Microsofts of the world of really business type applications. And three is motivation. We are not number one. We are a little hungrier to find ways to not only compete with but differentiate against those that are out there.

You asked for the downside of this? You have an incredibly adaptable solution. And, as we all know, just because you can do something doesn’t mean you should do something. And so all within a client environment, you could get a little bit too hungry and have the client keep going, you know, and I want this and I want this and I want this and I want this. At some point in time you’ve got to stop. You’ve got to say, burn this in and let’s deploy this solution and then adapt from there. (Multiple speakers).

 Richard Patton - Lawson Software - Chief Architect

 But before you go there, I wanted to add one thing, though. In many ways, the question of why we did this and not them boils down to, well, Richard Lawson has believed this is possible for the last 20 years. And he has been after it for that long.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 Who, by the way, I’ve decided that RP is the father of Landmark and RL is the godfather. Maher, do you have a comment?

 Maher Hakim - Lawson Software - SVP, Product Management

 There’s also a really simpler answer. It’s the innovator dilemma. Java did not come out of the lapse of the large programming language factories in the industry at that time. And it’s by nourishing an environment to allow innovation to happen you get to think like that. Everybody knows it’s possible, but it’s innovator dilemma that prevents it from being done at the big labs.

 Dean Hager - Lawson Software - EVP, Chief Product Officer

 Spoken, by the way, by one of Lawson’s innovators. That’s Maher Hakim back there.

I actually have another presentation in four minutes. So, Kathy, are we done, Or should I leave and you guys continue, or what is the plan? (Multiple speakers).

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.

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Types of Clients

Manufacturing		Trade		Service Providers		
Fashion	Food & Beverage	Wholesale Distribution	Retail	Asset Intensive	Healthcare Providers	Education & Government
Sara Lee Branded Apparel	H.J. Heinz	AAI FosterGrant	Safeway	Scandinavian Airlines	Banner Health	State of Michigan
Jimmy Choo	The Irish Dairy Board	Hagemeyer	Pilot Travel	Nissan	New York-Presbyterian Hospital	City of Greensboro, North Carolina
St John Knits	Findus	FMC FoodTech	SUPERVALU	Dublin Port Company	Catholic Healthcare West	Buncombe County
Gucci	Sunshine Bakeries	Olympus	Smart and Final	British Nuclear Fuels		
			Mervyn's			

7 of top 25 Global Retailers

8 of top 10 Healthcare Providers

LAWSON

2

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Manufacturing Trade Service Providers

Enterprise Performance Management
M3
MAKE, MOVE, MAINTAIN
Business Process Management
System Foundation
Enterprise Performance Management
S3
STAFF, SOURCE, SERVE
Business Process Management
System Foundation

Intentia Lawson

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Manufacturing   Trade   Service Providers

Enterprise
Performance Management
M
MAKE, MOVE, I
Business Process Manag
System
Foundation
Enterprise
Performance Management
Customer Sales and Service
Services Management
Enterprise Asset Management
Industry-Specific Operations
Supply Chain Management
Supply Chain Management
Manufacturing Operations
Human Capital Management
Finance
Enterprise Financial Management
Business Process Management
System
Foundation
Enterprise
rformance Management
3
URCE, SERVE
Process Management
System
Foundation

LAWSON

5

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Lawson Human Capital Management

CEO
HR
STRATEGIC TALENT MANAGEMENT
Performance Management
Time & Absence Management
Personnel & Learning Administration
Payroll
e-Recruiting
Benefits
Self-service

LAWSON
14

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Traditional Application Construction Pipeline

One way, low-fidelity communication

Business User
1,000 lines
Designer /
Business Analyst
10,000 lines
Programmer
Machine code
100,000 lines

Lawson Application Construction Pipeline

Short, two-way, high-fidelity communication

Business User
Designer /
Business Analyst
1,000 lines
Live Application Blueprint
Machine code
100,000 lines

22

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Company Confidential

Lawson

Product Vision and Roadmap

Dean Hager, Chief Product Officer

[LOGO]

This information is confidential and proprietary to Lawson© and cannot be reproduced without permission.
Copyright © 2006 Lawson Software, Inc., All rights reserved.

Information concerning Lawson’s product roadmap is provided in this presentation. Presentation of this information outlines Lawson’s current product vision and is not a promise by Lawson to develop, deliver or market any specific product, functionality or service. Lawson reserves the right to change its future products or services offerings, including products referred to in this presentation, at any time, without obligation to notify anyone of those changes.

Types of Clients

Manufacturing

[GRAPHIC]	[GRAPHIC]

Fashion	Food & Beverage

Sara Lee	H.J. Heinz
Branded
Apparel	The Irish
Dairy
Jimmy Choo	Board

St John Knits	Findus

Gucci	Sunshine
Bakeries

Trade

[GRAPHIC]	[GRAPHIC]

Wholesale Distribution	Retail

AAI	Safeway
FosterGrant
Pilot Travel
Hagemeyer
SUPERVALU
FMC
FoodTech	Smart and
Final
Olympus
Mervyn’s

7 of top 25 Global Retailers

Service Providers

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Asset Intensive	Healthcare Providers	Education & Government

Scandinavian	Banner	State of
Airlines	Health	Michigan

Nissan	New York-	City of
	Presbyterian	Greensboro,
	Hospital	North
Dublin Port		Carolina
Company
Catholic
British	Healthcare	Buncombe
Nuclear	West	County
Fuels

8 of top 10 Healthcare Providers

Product Vision

•                  Simplicity by Design

•        Packaged industry-specific solutions

•        Integrated relevant business intelligence

•        Adaptability in a SOA ecosystem

•        Innovation via business experts

•        Scaleable industry-standard technology stack

Manufacturing	Trade	Service Providers

[GRAPHIC]	[GRAPHIC]

Intentia	Lawson

[GRAPHIC]

LAWSON

Typical SOA Development Environment

•                  Many tools and many steps

1 Design in a design tool	[GRAPHIC]

2 Build components in a programming tools	[GRAPHIC]

3 Choreograph the business process in a BPEL Tool	[GRAPHIC]

4 Build Web Services in an Editing Tools	[GRAPHIC]

5 Program stringing the components	[GRAPHIC]

6 Build the User Interface and complete the application	[GRAPHIC]

[GRAPHIC]

Methodology for increasing

adaptability is causing

much greater complexity

in the software industry.

Lawson’s SOA Approach is Different

•                  Lawson’s SOA application methodology

1 Specify the application in Lawson Design Studio	[GRAPHIC]

Simple instruction set a Business Analyst can work with

2 Generate all components, web services, user interface and the business process that execute in an SOA ecosystem and collaborating with external systems	[GRAPHIC]

[GRAPHIC]

•                  Adaptability with greater simplicity

•                  Enable new insight and innovations

•                  Sharp focus on business-specific needs

•                  One tool from Specification to Implementation

•                  Application 100% developed by Business Analysts

Lawson’s Landmark Applications

•                  Greater simplicity

•        Easier to deploy

•        Easier to use

•        Easier to own

•        Easier to extend

•                  Greater functionality

•        Pervasive signature features

•        Rich composite applications

•        Consistent components without model mismatch

•        Enables innovation

•                  Evolutionary approach for clients

•        Co-Existence

•        Migration Tools

Product and Technology Roadmap

•                  Lawson 9 new Technology
and Applications (LPM,
CCM, etc.)

•                  First Landmark Application
(Strategic Sourcing)

•                  Web Service Deployment
for all core functionality

•                  M3 & S3 Pre-Configured
Industry Solutions

•                  Business Intelligence
Application for S3 & M3

1st Landmark
Application

[GRAPHIC]
2006

Anticipated Timeline

•                  Lawson 9 new Technology
and Applications (LPM,
CCM, etc.)

•                  First Landmark Application
(Strategic Sourcing)

•                  Web Service Deployment
for all core functionality

•                  M3 & S3 Pre-Configured
Industry Solutions

•                  Business Intelligence
Application for S3 & M3

•                  Human Capital
Management for M3 & S3

•        Global Functionality

•        Talent Management

•        Workforce Management

•                  S3 & M3 Convergence
on Websphere Portal
and Landmark

•                  Launch new M3 & S3
composite applications

1st
1st Landmark	Landmark
Application	Suite

[GRAPHIC]
2006	2007

•                  Lawson 9 new Technology
and Applications (LPM,
CCM, etc.)

•                  First Landmark Application
(Strategic Sourcing)

•                  Web Service Deployment
for all core functionality

•                  M3 & S3 Pre-Configured
Industry Solutions

•                  Business Intelligence
Application for S3 & M3

•                  Human Capital
Management for M3 & S3

•        Global Functionality

•        Talent Management

•        Workforce Management

•                  S3 & M3 Convergence
on Websphere Portal
and Landmark

•                  Launch new M3 & S3
composite applications

•                  Continue launching
Landmark-based suites

•                  Next generation of M3
product line

•                  Generate and package
industry-specific solutions

	1st	Landmark
1st Landmark	Landmark	System
Application	Suite

[GRAPHIC]
2006	2007	2008 & Beyond

Lawson Human Capital Management

[GRAPHIC]

•                  Maximize workforce
potential
with business
intelligence

•                  Support business
leaders
in rapid decision-
making

•                  Automate
administrative
processes

Landmark Update

Richard Patton – Chief Architect

Quick Update

•                  Lawson Pattern Language

•        Landmark Tool For Constructing Applications

•                  Strategic Sourcing

•        First Application Built using Landmark Tool

•        Modern and Robust Application

•        Delivering on Simplicity, Adaptability, Quality

Lawson Pattern Language

•                  Innovation in Construction Architecture

•                  Radical Improvement In

•        Simplicity

•        Adaptability

•        Quality

•                  By Reducing Complexity

•        Measured in “lines of code”

•                  Allows Business Analyst to Build the System

Strategic Sourcing

•                  Modern and Robust Application

•        Internet-facing Supplier Portal

•        Wizard-based Supplier self-registration and bid entry

•        Step-up authentication

•        Sophisticated life cycle with approvals, notifications, etc.

•        Encryption of sealed bids

•        Integrated with Lawson Purchase Order

•        Side-by-side bid analysis and award process

Reducing complexity means reducing lines of code

[CHART]

	Vendor	Cash req.	ADB	Employee

From	13,262	6,612	3,730	40,320

To	762	690	254	980

Strategic Sourcing: 15X reduction

[CHART]

	Vendor	Cash req.	ADB	Employee	Strategic Sourcing

From	13,262	6,612	3,730	40,320	200,949

To	762	690	254	980	13,101

Delivering on Simplicity

•                  13,101 lines of code (Pattern Language)

•                  Generates 416,453 line of Java (32X)

•                  Vendor Maintenance = 13,262 lines of 4GL

•                  AP = 340,606 lines of 4GL

•                  No manual Java code

•                  Built entirely by 2 Business Analysts

Traditional Application Construction Pipeline	Lawson Application Construction Pipeline

One way, low-fidelity communication	Short, two-way, high-fidelity communication

[GRAPHIC]	[GRAPHIC]

Delivering on Adaptability

•                  Lead Adopters – June 2005

•        43 enhancements

•                  Beta’s focused on customer adaptation

•        26 enhancements

•        4 builds in 5 months

•        Beta1 – October 2005

•        Beta2 – December 2005

•        Beta3 – January 2006

•        Beta4 – February

•        GA – April 2006

Bugs are proportional to lines of code

[CHART]

Delivering on Quality

•                  Application issues list

•        Typically in the hundreds

•        Sourcing = low 10’s

•                  Beta’s were dominated by design issues (features and usability) – not bugs

Landmark

•                  Delivering on Simplicity

•        15X Reduction in Lines of Code

•                  Delivering on Adaptability

•        Business Analyst working with Customer and Blueprint

•                  Delivering on Quality

•        Features and Usability – not bugs

Lawson Pattern Language

“Everything should be made as simple as possible, but not one bit simpler. “

Albert Einstein

Product Vision

•                  Simplicity by Design

•        Packaged industry-specific solutions

•        Product-centric (M3) versus Service-Centric (S3)

•        Industry specific functionality & pre-configured solutions by industry

•        Integrated relevant business intelligence

•        Lawson Business Intelligence (LBI) preserving Lawson signature features

•        Business Performance Warehouse

•        Adaptability in a SOA ecosystem

•        Discrete components deployable as Web Services

•        Adaptability within components

•        Integrated system deployment

•        Innovation via business experts

•        Design environment empowers domain experts

•        Removes dependency on traditional programmers

•        Scaleable industry-standard technology stack

•        Optimized for IBM WebSphere

•        Deployable on multiple databases, operating systems, and hardware configurations

•        Fully distributed and supported by Lawson

Thank You